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:  FORM 3  :
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

    Wachovia Corporation
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   (Last)                     (First)                       (Middle)

    100 North Main Street
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                                    (Street)

   Winston Salem,             North Carolina                27101
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   (City)                     (State)                       (Zip)
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2. Date of Event Requiring Statement (Month/Day/Year)

   10/27/98
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

   56-1473727
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4. Issuer Name AND Ticker or Trading Symbol

   Interstate/Johnson Lane, Inc., IJL
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5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   ___ Director                          _X_ 10% Owner
   ___ Officer (give title below)        _X_ Other (Specify below)
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6. If Amendment, Date of Original (Month/Day/Year)



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7. Individual or Joint/Group Filing (Check applicable line)

   _X_ Form filed by One Reporting Person

   ___ Form filed by More than One Reporting Person
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


              TABLE I-NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


1. Title of Security    2. Amount of Securities        3. Ownership              4. Nature of Indirect Beneficial
   (Instr. 4)              Beneficially Owned             Form: Direct              Ownership (Instr. 5)
                           (Instr. 4)                     (D) or Indirect
                                                          (I) (Instr. 5)
-------------------     --------------------------     ---------------------     ------------------------------------------


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
* Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.        (Over)
            If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


                                                                                  4. Conver-     5. Ownership
                                                                                     sion or        Form of
                                                                                     Exercise       Derivative       6. Nature of
                                                  3. Title and Amount of             Price of       Security:           Indirect
                          2. Date Exercisable        Securities Underlying           Deri-          Direct (D)          Beneficial
1. Title of Derivative       and Expiration Date     Derivative Security             vative         or Indirect         Ownership
   Security (Instr. 4)       (Month/Day/Year)        (Instr. 4)                      Security       (I) (Instr. 5)      (Instr. 5)
----------------------    ----------------------  ------------------------------  -------------  -----------------   --------------
                                                                      Amount
                                                                      or
                             Date       Expira-                       Number
                             Exer-      tion                          of
                             cisable    Date         Title            Shares
                             -------    ----      -----------------   ----------
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
Option to purchase           +          +         Common Stock, par    1,289,382      ++            D
Interstate/Johnson Lane,                          value $0.20 per
Inc., Common Stock                                share
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
Explanation of Responses:

+ Beneficial ownership of 1,289,382 shares reported hereunder is being reported solely as a result of the Stock Option Agreement, dated as of October 27, 1998 (the "Stock Option Agreement"), by and between Wachovia Corporation and Interstate/Johnson Lane, Inc. The option may be exercised in whole or in part, only upon certain events (none of which, as of the date hereof, has occurred), as set forth in the Stock Option Agreement. The option expires upon certain events as set forth in the Stock Option Agreement. The option granted pursuant to the Stock Option Agreement has not yet become exercisable. Wachovia expressly disclaims ownership of such shares.

     Pursuant to several Shareholder Agreements, dated October 27, 1998, between certain Executive Officers and Directors (the "Shareholder Agreement Participants") of Interstate/Johnson Lane, Inc. ("IJL"), the Shareholder Agreement Participants have agreed to vote approximately 1,759,089 shares of IJL common stock, par value $0.20, in favor of the adoption and approval of the Merger Agreement, dated October 27, 1998, between IJL and Wachovia Corporation.

++   A price per share equal to $30.5625.

                                 /s/ Kenneth W. McAllister             11/5/98
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                               Kenneth W. McAllister                  Date
                               ** Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.